EXHIBIT 99.1

Alvotech Announces Record Preliminary Results for Revenues and EBITDA for the Second Quarter of 2024

REYKJAVIK, Iceland, July 01, 2024 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced certain preliminary, unaudited key financial information for the second quarter and six months ended June 30, 2024, as follows:

  Strong preliminary revenue growth with total revenues for the second quarter between $196 - $201 million. Preliminary total revenues for the first six months are $233 - $238 million, an approximately 10-fold increase compared to total revenues for the same period in 2023.
  Preliminary product revenues, from global sales of Alvotech’s biosimilars to Humira® (adalimumab) and Stelara® (ustekinumab), for the second quarter are $51 – $54 million. Preliminary growth in the first half of approximately 180% year-over-year compared to the same period in 2023, with product revenues of $63 - $66 million for the first six months of this year.
  Preliminary milestone revenues in the second quarter are $145 - $147 million or $169 - $171 million for the first six months of 2024, primarily due to the achievement of top-line clinical results for certain clinical programs and multiple global product launches in the second quarter.
  Record quarter in terms of preliminary adjusted EBITDA. Preliminary adjusted EBITDA is $98 - $103 million for the second quarter or $60 - $65 million for the first six months of the year. This compares to an adjusted EBITDA loss of ($178) million for the first half of 2023.

“We are very pleased with the preliminary outcome of the second quarter of 2024, with strong anticipated milestone revenues as well as significant growth in product revenues. We expect record operating performance, with positive adjusted EBITDA for the first time both for the quarter and the first half of the year. We expect that these results, in combination with our debt refinancing, will put us in an optimal position to drive revenue growth and profitability for the full year,” said Robert Wessman, Chairman and CEO of Alvotech.

This information reflects Alvotech’s preliminary estimates, based on currently available information. Alvotech has provided estimated ranges, rather than point estimates, primarily because financial closing procedures for the quarter are not yet completed and final results may therefore vary from these estimates. These preliminary estimates have not been audited by our independent registered public accounting firm.

The information in the press release is information that Alvotech is obliged to make public pursuant to the EU Market Abuse Regulation (MAR).

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Non-IFRS Financial Measures
Adjusted EBITDA is a non-IFRS measure which is defined in our latest Annual Report on Form 20-F filed with the SEC. Alvotech has presented its expectations regarding adjusted EBITDA without presenting the most directly comparable IFRS measure or a corresponding quantitative reconciliation, as such information is not available to Alvotech without unreasonable efforts at the time of the release of this preliminary financial information. Alvotech is not able to estimate net (loss) income on a forward-looking basis without unreasonable efforts due to the variability and complexity with respect to the charges excluded from adjusted EBITDA.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding its unaudited financial results for the three and six months ended June 30, 2024, forecasts and estimates with respect to financial results for the full year 2024, including expectations and assumptions in connection with growth, expected product and milestone revenue, the benefits or its debt refinancing, its ability to satisfy conditions precedent to close the debt refinancing and draw down the loan, to comply with the covenants of the debt refinancing and to exercise its rights under the debt refinancing agreements, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; (18) Alvotech’s ability to meet the conditions precedent to close the debt refinancing and comply with the covenants of the agreements; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication. The above unaudited, estimated results for the quarter ended June 30, 2024 are preliminary financial information, remain subject to completion, and were prepared by management based upon estimates, a number of assumptions and currently available information, and are subject to revision based upon, among other things, quarter-end closing procedures and/or adjustments, the completion of our financial statements and other operational procedures. In addition, our independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect to this preliminary financial information.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

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